UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended      December 31, 2006

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

Commission file number  1-6887

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of Hawaii Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Hawaii Corporation

130 Merchant Street

Honolulu, Hawaii 96813

REQUIRED INFORMATION

Listed below are the financial statements and exhibits filed as part of the annual report.

A.    Financial Statements

1.     Report of Independent Registered Public Accounting Firm

2.     Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005

3.     Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005

4.     Notes to Financial Statements

5.     Schedule of Assets (Held at End of Year)

B.    Exhibits

Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Hawaii Retirement Savings Plan
(Name of Plan)

Date :	June 29, 2007	/s/ ALLAN R. LANDON
Allan R. Landon
Chairman of the Board,
Chief Executive Officer and President
of Bank of Hawaii Corporation

/s/ DANIEL C. STEVENS
Daniel C. Stevens
Vice Chairman and Chief Financial Officer
of Bank of Hawaii Corporation

/s/ BRIAN T. STEWART
Brian T. Stewart
Executive Vice President and Controller
of Bank of Hawaii Corporation

audited financial statements and supplemental schedule

Bank of Hawaii Retirement Savings Plan

Years Ended December 31, 2006 and 2005

Bank of Hawaii Retirement Savings Plan

Audited Financial Statements
and Supplemental Schedule

Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and
The Benefit Plans Committee of
Bank of Hawaii Corporation
Bank of Hawaii Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bank of Hawaii Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Honolulu, Hawaii
June 27, 2007

Bank of Hawaii Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
	(dollars in thousands)
Assets
Investments, at Fair Value	$365,620	$328,290

Receivables:
Employer Contribution	5,448	6,815
Net Assets Available for Benefits at Fair Value	371,068	335,105
Adjustment from fair value to contract value for interest in collective trust related to fully benefit-responsive investment contracts	472	615
Net Assets Available for Benefits	$371,540	$335,720

See accompanying notes to Financial Statements.

Bank of Hawaii Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2006	2005
	(dollars in thousands)
Additions
Investment Income – Interest and Dividends	$17,902	$14,233
Net Appreciation in Fair Value of Investments	22,915	2,269

Contributions:
Participants	10,021	9,495
Employer	9,459	9,964
Participant Rollovers	508	244
Total Contributions	19,988	19,703

Total Additions	60,805	36,205

Deductions
Distributions to Participants	(24,985)	(24,747)

Net Increase of Net Assets Available for Benefits	35,820	11,458
Net Assets Available for Benefits at Beginning of Year	335,720	324,262
Net Assets Available for Benefits at End of Year	$371,540	$335,720

See accompanying notes to Financial Statements.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements

December 31, 2006

1. Description of the Plan and Summary of Significant Accounting Policies

Description of the Plan

The following description of the Bank of Hawaii Retirement Savings Plan (the “Plan”), formerly known as the Bank of Hawaii Profit Sharing Plan, provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for employees of Bank of Hawaii Corporation and certain of its subsidiaries (collectively “the Company”) who have fulfilled the Plan’s participation requirements.  The Plan is subject to the reporting and disclosure, fiduciary, vesting, and administration and enforcement provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by Bank of Hawaii (the “Plan Administrator”), a subsidiary of the Company.  All assets of the Plan are held in trust by Vanguard Fiduciary Trust Company, as trustee, and all benefits are provided by such trust fund.

On May 24, 2002, the Plan Administrator on behalf of the Board of Directors of the Company approved a resolution to merge the Bank of Hawaii Money Purchase Plan (the “MPP”) into the Plan, effective June 30, 2002.  The unvested MPP balances that merged into the Plan on June 30, 2002, are maintained as a separate account and continue to have a five-year vesting period.  Participants are fully vested in all other Plan assets allocated to their account.  As of December 31, 2006 and 2005, the cumulative forfeited unvested amounts available to be used for future employer contributions were approximately $309,000 and $290,900, respectively.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Effective April 1, 1998, the portion of the Plan consisting of the Bank of Hawaii Corporation Stock Fund converted to an employee stock ownership plan (“ESOP”).  As an ESOP, any cash dividends on Bank of Hawaii Corporation stock are passed through to the participants unless the participant elects against receiving the dividend in cash. The cash dividend on shares of Bank of Hawaii Corporation stock paid as a dividend pass-through is not treated as a distribution from the Plan, rather, it is accounted for as if the participant receiving the dividend was the direct owner of the shares of Bank of Hawaii Corporation stock.  For participants electing not to receive the dividend pass-through, the dividend is allocated to the participant’s account as income and is invested in additional shares.

In the event that a member terminates employment at a time when the member is not fully vested, the member forfeits the unvested portion of their money purchase account.  However, under ERISA regulations, the forfeiture will be reinstated if the participant is re-employed with the Company within five years.  Forfeitures for a calendar year are credited against employer contributions required for the calendar year.

In the event that the Board of Directors terminates the Plan, each member’s interest in the Plan will remain fully vested and non-forfeitable.  The Board of Directors may require all participants and beneficiaries to withdraw such amounts in cash, in kind, in any other form or any combination thereof, as it may determine in its sole discretion.

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results may differ from those estimates.

Expenses

Fees paid to the Plan’s trustee and other administrative expenses incurred in connection with the operation of the Plan are paid by the Company. Brokerage commissions and other expenses incurred in connection with the purchase or sale of investments are paid by the Plan.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Investments

Investments are stated at fair value.  Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  The Vanguard Retirement Savings Trust is a collective trust investing solely in guaranteed investment contracts with selected insurance companies and commercial banks. The units of the collective trust fund is valued at unit prices established by the fund’s sponsor on the last business day of the plan year based on the fair value of the underlying assets.  Shares of Bank of Hawaii Corporation stock are valued at the quoted market price at year end.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The net realized gain or loss on investments sold during the year and the unrealized gain or loss on investments held at year end are reflected in the Statements of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.  The net realized gain and loss on investments sold is computed using the average cost method.

Concentration of Market and Credit Risk

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments.  The Plan’s concentration of credit risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participant’s investment preference.  Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Contributions

Contributions from the Company and participants are accrued through December 31 in the Statements of Net Assets Available for Benefits.

Participating employees are allowed to contribute up to 50% of their eligible compensation (within federal limits) to the Plan. The Company makes matching contributions on behalf of members each calendar quarter equal to $1.25 for each $1.00 contributed by a member up to 2% of the member’s eligible compensation and $0.50 for every $1.00 contributed by participants over 2% up to 5% of the participant’s eligible compensation. In addition, all eligible members receive an annual 3% Company fixed contribution based on employees’ eligible compensation and a discretionary value sharing contribution that is linked to the Company’s financial goals. These contributions are made annually regardless of whether the member contributes to the Plan and are invested in accordance with the member’s selection of investment options available under the Plan. Value sharing contributions for the years ended December 31, 2006 and 2005 were approximately $2,000,000 and $2,581,000, respectively.  Total employer and employee contributions are limited to certain maximum annual amounts, including those imposed under the Internal Revenue Code.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan and Summary of Significant Accounting Policies (continued)

Benefit Payments

Benefits are recorded when paid.

Withdrawals are permitted for participants demonstrating immediate financial need.  Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the current value of their account balance.  Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund.  Loan terms do not exceed 5 years unless the loan is used for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account or other security deemed to be sufficient by the Benefit Plans Committee and are made at a reasonable rate of interest.  Principal and interest is repaid ratably into the participant’s account through payroll deductions.  No withdrawals or loans are permitted from the Bank of Hawaii Corporation Stock Fund.

For termination of employment due to retirement (normal and early), disability or death, a member or their beneficiary is entitled to receive an allocation of the employer matching contribution for the calendar quarter in which the member terminated employment.  A member is also entitled to a pro-rata allocation of the Company’s fixed and value sharing contributions for the calendar year in which the member terminated employment.  For termination of employment prior to retirement (normal and early), disability or death, the member’s vested account will be distributed as soon as practicable.  For all accounts under the Plan that exceed $1,000, a distribution can only be made if the member consents in writing to such a distribution.  Members are entitled to receive the vested portion of their money purchase account in the form of a joint and survivor or life annuity, unless elected otherwise.  Members may elect to waive distribution of benefits in such a manner and elect to receive distribution in the form of a single lump sum payment.  In case of death, beneficiaries may elect to receive distributions as a lump sum or as an annuity contract.  Participants may also elect to defer distributions.

New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts; define the types of investment contracts that are eligible for the contract value accounting treatment; provide a definition of a fully benefit-responsive investment contract; and outline specific disclosure requirements.  The Statement of Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.  The FSP became effective for financial statements for annual periods ending after December 15, 2006.  The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefit as of December 31, 2005.

The Plan invests in a collective trust, Vanguard Retirement Savings Trust, which owns fully benefit-responsive investment contracts.  As a result of the implementation of this FSP, the Plan reflected the Retirement Savings Trust at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contract of $472,000 and $615,000 as of December 31, 2006 and 2005, respectively, in the Statement of Net Assets Available for Benefits.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2. Investments

During the years ended December 31, 2006 and 2005, the Plan’s investments appreciated in fair value as follows:

	Years ended December 31,
	2006	2005
	(dollars in thousands)

Mutual Funds	$19,458	$1,197
Common Stock	3,457	1,072
Net Appreciation in Fair Value of Investments	$22,915	$2,269

The fair value of individual investments representing 5% or more of the Plan’s net assets at December 31, 2006 and 2005 are as follows:

	December 31,
	2006	2005
	(dollars in thousands)

Bank of Hawaii Corporation Common Stock	$72,650	$76,525
Vanguard Windsor Fund	56,957	49,835
Vanguard Retirement Savings Trust	48,565	45,998
Vanguard 500 Index Fund	51,316	45,905
Vanguard Wellington Fund	50,064	45,130

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

3. Transactions and Agreements with Parties-in-Interest

Plan investments include shares of mutual funds managed by Vanguard.  Vanguard is the trustee of the Plan.  Accordingly, transactions involving shares of such mutual funds are considered party-in-interest transactions.

Plan investments include shares of mutual funds advised by the Asset Management Group of Bank of Hawaii, a subsidiary of Bank of Hawaii Corporation.  Accordingly, transactions involving shares of such mutual funds are considered party-in-interest transactions.

Transactions in shares of Bank of Hawaii Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA.  During the years ended December 31, 2006 and 2005, the Plan made purchases of $2,810,209 and $3,640,936, respectively, and sales of $10,319,752 and $9,948,771, respectively, of Bank of Hawaii Corporation common stock on behalf of its participants.  At December 31, 2006 and 2005, the Plan held approximately 1,349,461 and 1,491,194 shares of Bank of Hawaii Corporation common stock, respectively, representing 20% and 23%, respectively of the total net assets of the Plan.

4. Income Tax Status

The Plan last received a determination letter from the Internal Revenue Service dated October 30, 2002, stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.  There have been amendments to the Plan since the last determination letter from the Internal Revenue Service.  Subsequent amendments are structured to, and are intended to maintain the Plan’s tax exempt status.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits per the financial statements at December 31, 2006 to the Form 5500:

December 31,
2006
(dollars in thousand)

Net Assets Available for Benefits per the Financial Statements	$371,540
Less: Adjustment from Fair Value for Fully Benefit-Responsive Investment contracts	(472)
Net Assets Available for Benefits per the Form 5500	$371,068

Total Additions per the Financial Statements	$60,805
Less: Adjustment from Fair Value for Fully Benefit-Responsive Investment contracts	(472)
Total Income per the Form 5500	$60,333

Supplemental Schedule

Bank of Hawaii Retirement Savings Plan

Employer ID Number: 99-0033900/Plan Number: 002

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

Description	Number of Shares	Cost	Current Value
	(dollars in thousands)
Mutual Funds
Pacific Capital Diversified Fixed Income Fund	300,965	$3,337	$3,256
Pacific Capital Growth & Income Fund	630,916	8,516	9,331
Pacific Capital Growth Stock Fund	1,119,179	11,389	10,733
Pacific Capital International Stock Fund	426,824	4,111	5,331
Pacific Capital Mid Cap Fund	35,121	443	403
Pacific Capital New Asia Growth Fund	753,191	10,176	13,919
Pacific Capital Short Intermediate U.S. Government Securities Fund	164,883	1,619	1,586
Pacific Capital Small Cap Fund	746,844	12,175	14,033
Pacific Capital Value Fund	323,691	3,108	3,399
Vanguard 500 Index Fund	392,952	40,169	51,316
Vanguard Growth Equity Fund	73,435	802	812
Vanguard International Growth Fund	189,591	4,518	4,524
Vanguard Mid-Cap Index Fund	102,936	1,946	2,036
Vanguard Short-Term Federal Fund	545,758	5,703	5,610
Vanguard Target Retirement 2005 Fund	49,290	547	565
Vanguard Target Retirement 2010 Fund	19,495	416	426
Vanguard Target Retirement 2015 Fund	178,654	2,145	2,226
Vanguard Target Retirement 2020 Fund	18,418	398	409
Vanguard Target Retirement 2025 Fund	51,616	641	673
Vanguard Target Retirement 2030 Fund	2,760	61	62
Vanguard Target Retirement 2035 Fund	81,706	1,071	1,133
Vanguard Target Retirement 2040 Fund	216	5	5
Vanguard Target Retirement 2045 Fund	17,592	238	252
Vanguard Target Retirement 2050 Fund	943	21	21
Vanguard Target Retirement Income Fund	73,236	771	784
Vanguard Wellington Fund	1,543,767	42,004	50,064
Vanguard Windsor Fund	3,055,556	48,305	56,957
Total Mutual Funds	10,899,535	204,635	239,866

Collective Trust
Vanguard Retirement Savings Trust	49,036,888	48,565	48,565

Bank of Hawaii Corporation Common Stock Fund
Bank of Hawaii Common Stock	1,349,461	24,458	72,650
Vanguard Prime Money Market Fund		153	153
Total Bank of Hawaii Corporation Common Stock Fund		24,611	72,803

Participant Loans
Participant Loans-Interest rates ranging from 3.51% to 9.25%		4,386	4,386
		$282,197	$365,620

All investments are with parties-in-interest to the Plan.